SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No.  5)*

Florida East Coast Industries, Inc.
(Name of Issuer)

Class A Common Stock, no par value
(Title of Class of Securities)

340632108
(Cusip Number)

J. Taylor Crandall
201 Main Street, Suite 3100
Fort Worth, Texas 76102
(817) 390-8400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 13, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 332,100, which constitutes approximately 2.0% of the total number of shares outstanding.  All ownership percentages set forth herein assume that there are 17,024,316 shares outstanding.

1.     Name of Reporting Person:

         Alpine Capital, L.P.

2.     Check the Appropriate Box if a Member of a Group:

          (a) /    /

          (b) / X /

3.     SEC Use Only

4.     Source of Funds: WC

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization: Texas

                    7.     Sole Voting Power: -0-
Number of
Shares
Beneficially       8.     Shared Voting Power: -0-
Owned By
Each
Reporting          9.     Sole Dispositive Power: -0-
Person
With
                   10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           -0-

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

           /   /

13.     Percent of Class Represented by Amount in Row (11):  0.0%

14.     Type of Reporting Person: PN
------------

1.     Name of Reporting Person:

         Robert W. Bruce III

2.     Check the Appropriate Box if a Member of a Group:

          (a) /   /

          (b) / X /

3.     SEC Use Only

4.     Source of Funds: Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization: USA

                   7.     Sole Voting Power:  -0-
Number of
Shares
Beneficially       8.     Shared Voting Power: -0-
Owned By
Each
Reporting          9.     Sole Dispositive Power:  -0-
Person
With
                   10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           -0-

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11):  0.0%

14.     Type of Reporting Person: IN
-------------

1.     Name of Reporting Person:

          Algenpar, Inc.

2.     Check the Appropriate Box if a Member of a Group:

          (a) /   /

          (b) / X /

3.     SEC Use Only

4.     Source of Funds: Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization: Texas

                   7.     Sole Voting Power: -0-
Number of
Shares
Beneficially       8.     Shared Voting Power: -0-
Owned By
Each
Reporting          9.     Sole Dispositive Power: -0-
Person
With
                   10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          -0-

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11):  0.0%

14.     Type of Reporting Person: CO

------------

1.     Name of Reporting Person:

         J. Taylor Crandall

2.     Check the Appropriate Box if a Member of a Group:

          (a) /   /

          (b) / X /

3.     SEC Use Only

4.     Source of Funds: Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization: USA

                   7.     Sole Voting Power: -0-
Number of
Shares
Beneficially       8.     Shared Voting Power: -0-
Owned By
Each
Reporting          9.     Sole Dispositive Power: -0-
Person
With
                   10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          -0-

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

           /   /

13.     Percent of Class Represented by Amount in Row (11): 0.0%

14.     Type of Reporting Person: IN
------------

1.     Name of Reporting Person:

         Keystone, Inc.

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Source of Funds: Working Capital

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization: Texas

                   7.     Sole Voting Power: 332,100 (1)
Number of
Shares
Beneficially       8.     Shared Voting Power: -0-
Owned By
Each
Reporting          9.     Sole Dispositive Power: 332,100 (1)
Person
With
                   10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           332,100

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

           /   /

13.     Percent of Class Represented by Amount in Row (11):  2.0%

14.     Type of Reporting Person: CO
-------------
(1)     Power is exercised through its President, Robert M. Bass.

1.     Name of Reporting Person:

          Robert M. Bass

2.     Check the Appropriate Box if a Member of a Group:

           (a) /   /

           (b) / X /

3.     SEC Use Only

4.     Source of Funds: Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: USA

                   7.     Sole Voting Power:  332,100 (1)
Number of
Shares
Beneficially       8.     Shared Voting Power: -0-
Owned By
Each
Reporting          9.     Sole Dispositive Power: 332,100 (1)
Person
With
                   10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          332,100 (1)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

          /   /

13.     Percent of Class Represented by Amount in Row (11):  2.0%

14.     Type of Reporting Person: IN
-------------
(1)     Solely in his capacity as President of Keystone, Inc.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated April 11, 2000, as amended by Amendment No. 1 dated June 1, 2001, as amended by Amendment No. 2 dated January 3, 2002, as amended by Amendment No. 3 dated September 25, 2002, as amended by Amendment No. 4 dated November 20, 2002 (the "Schedule 13D"), relating to the Class A Common Stock, no par value (the "Stock"), of Florida East Coast Industries (the "Issuer"). Pursuant to the recapitalization of the Issuer effective as of October 9, 2000, the publicly held common stock of the Issuer was redesignated as Class A Common Stock.  Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 1.     SECURITY AND ISSUER.

No material change.

Item 2.     IDENTITY AND BACKGROUND.

No material change.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

No material change.

Item 4.     PURPOSE OF TRANSACTION.

No material change.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

(a)

ALPINE

Alpine is not the beneficial owner of any shares of the Stock.

R. BRUCE

R. Bruce is not the beneficial owner of any shares of the Stock.

ALGENPAR

Algenpar is not the beneficial owner of any shares of the Stock.

CRANDALL

Crandall is not the beneficial owner of any shares of the Stock.

KEYSTONE

The aggregate number of shares of the Stock that Keystone owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 332,100, which constitutes approximately 2.0% of the outstanding shares of the Stock.

R. BASS

Because of his position as President of Keystone, R. Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 332,100 shares of the Stock, which constitutes approximately 2.0% of the outstanding shares of the Stock.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(b)

ALPINE

Alpine has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

R. BRUCE

R. Bruce has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

ALGENPAR

Algenpar has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

CRANDALL

Crandall has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

KEYSTONE

Acting through its President, Keystone has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 332,100 shares of the Stock.

R. BASS

As President of Keystone, R. Bass has sole power to vote or to direct the vote and to dispose or to direct the disposition of 332,100 shares of the Stock.

(c)  Since the last filing, Alpine has sold shares of the Stock in open market transactions on the New York Stock Exchange as follows:

DATE	NO. OF SHARES SOLD	PRICE PER SHARE

11/25/02	500	$23.66
11/26/02	2,600	$23.03
11/27/02	6,800	$23.35
12/02/02	11,600	$22.95
12/02/02	65,900	$22.95
12/12/02	63,900	$22.50
12/13/02	84,000	$22.80
12/16/02	50,000	$22.50
12/17/02	645,400	$22.35

     Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the shares since the last filing.

(d)     Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

(e)     On December 17, 2002, the Reporting Persons ceased to be the beneficial owners of 5% or more of the outstanding shares of the Stock.

Item 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

No material change.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(k)(1)(iii), filed herewith.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:  December 17, 2002

ALPINE CAPITAL, L.P.

By: /s/ Robert W. Bruce III
Robert W. Bruce III,
Manager

/s/ Robert W. Bruce III
ROBERT W. BRUCE III

ALGENPAR, INC.

By: /s/ J. Taylor Crandall
J. Taylor Crandall,
President

/s/ J. Taylor Crandall
J. TAYLOR CRANDALL

KEYSTONE, INC.

By: /s/ W.R. Cotham
W.R. Cotham,
Vice President

/s/ W. R. Cotham
W. R. Cotham,
Attorney-in-Fact for:

ROBERT M. BASS (1)

(1)     A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Robert M. Bass previously has been filed with the Securities and Exchange Commission.

                            EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1      Agreement pursuant to Rule 13d-1(k)(1)(iii), filed herewith